UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number)

December 28, 2012 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103	Page 2 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) C. Nicholas Antich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -204,420- (1)
	6	SHARED VOTING POWER -430,000- (2)
	7	SOLE DISPOSITIVE POWER -204,420- (1)
	8	SHARED DISPOSITIVE POWER -430,000- (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -634,420- (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 913384103	Page 3 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Carol A. Antich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -204,420- (1)
	6	SHARED VOTING POWER -430,000- (2)
	7	SOLE DISPOSITIVE POWER -204,420- (1)
	8	SHARED DISPOSITIVE POWER -430,000- (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -634,420- (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 913384103	Page 4 of 8

Item 1	(a)	Name of Issuer:

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Radnor Financial Center, 150 North Radnor-Chester Road, Suite F-200, Radnor, Pennsylvania

Item 2	(a)	Name of Persons Filing:

C. Nicholas Antich
Carol A. Antich

Items 2	(b)	Address of Principal Business Office, or, if none, Residence:

2165 Spyglass Hill, Center Valley, PA 18034

Item 2	(c)	Citizenship:

C. Nicholas Antich - United States
Carol A. Antich - United States

Item 2	(d)	Title of Class of Securities:

$0.001 par value Common Stock

Item 2	(e)	CUSIP Number:

913384103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 913384103	Page 5 of 8

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	A.	C. Nicholas Antich

	(a)	Amount beneficially owned:

634,420 (1) (2)

	(b)	Percent of class:

5.5% (3)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

-204,420- (1)

(ii) Shared power to vote or to direct the vote:

-430,000- (2)

(iii) Sole power to dispose or to direct the disposition of:

-204,420- (1)

(iv) Shared power to dispose or to direct the disposition of:

-430,000- (2)

	B.	Carol A. Antich

	(a)	Amount beneficially owned:

634,420 (1) (2)

	(b)	Percent of class:

5.5% (3)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

-204,420- (1)

(ii) Shared power to vote or to direct the vote:

-430,000- (2)

(iii) Sole power to dispose or to direct the disposition of:

-204,420- (1)

(iv) Shared power to dispose or to direct the disposition of:

-430,000- (2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1)	Mr. C. Nicholas Antich owns 204,420 shares of common stock in his individual capacity. Mrs. Carol A. Antich owns 204,420 shares of common stock in her individual capacity.
(2)	Mr. C. Nicholas Antich and Mrs. Carol A. Antich together own 404,480 shares of common stock as Tenants by the Entireties. As a result of such ownership, Mr. C. Nicholas Antich and Mrs. Carol A. Antich may be deemed to share the power to vote and dispose of 404,480 shares of common stock. Additionally, Mr. C. Nicholas Antich and Mrs. Carol A. Antich are the trustees of the Brittany N. McCausland Trust u/a 2/17/99 (the “Trust”), which is the beneficial owner of 25,520 shares of common stock. In their capacity as the trustees of the Trust, Mr. C. Nicholas Antich and Mrs. Carol A. Antich have the right to act on behalf of the Trust and therefore, may be deemed to share the power to vote and dispose of 25,520 shares of common stock owned by the Trust. Collectively, therefore, each of Mr. C. Nicholas Antich and Mrs. Carol A. Antich may be deemed to share the power to vote and dispose of 430,000 shares of common stock.
(3)	Percentage ownership is based on the issuer having 11,519,094 shares outstanding, according to the issuer’s counsel, after giving effect to recent redemptions of common stock by the issuer.

CUSIP No. 913384103	Page 6 of 8

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: January 4, 2013

/s/ C. Nicholas Antich
C. Nicholas Antich

/s/ Carol A. Antich
Carol A. Antich

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 913384103	Page 7 of 8

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G

CUSIP No. 913384103	Page 8 of 8

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of January 4, 2013 by and between C. Nicholas Antich and Carol A. Antich (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ C. Nicholas Antich
C. Nicholas Antich

/s/ Carol A. Antich
Carol A. Antich

EXHIBIT A